LADBROKES PLC – VOTING RIGHTS AND SHARE CAPITAL

IN CONFORMITY WITH THE TRANSPARENCY DIRECTIVE'S TRANSITIONAL PROVISION 6, LADBROKES PLC ('THE COMPANY') NOTIFIES THE MARKET THAT, FOLLOWING THE ISSUE OF 8,118 ORDINARY SHARES OF 28 1/3P EACH ('SHARES') ON 3 JANUARY 2007, THE COMPANY'S ISSUED SHARE CAPITAL NOW CONSISTS OF 627,858,670 ORDINARY SHARES OF 28 1/3P EACH WITH VOTING RIGHTS. NO SHARES ARE HELD IN TREASURY.

THE ABOVE FIGURE OF 627,858,670 MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, LADBROKES PLC UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

LADBROKES PLC – VOTING RIGHTS AND SHARE CAPITAL

IN CONFORMITY WITH THE TRANSPARENCY DIRECTIVE'S TRANSITIONAL PROVISION 6, LADBROKES PLC ('THE COMPANY') NOTIFIES THE MARKET THAT, FOLLOWING THE ISSUE OF 41,710 ORDINARY SHARES OF 28 1/3P EACH ('SHARES') ON 2 JANUARY 2007, THE COMPANY'S ISSUED SHARE CAPITAL NOW CONSISTS OF 627,850,552 ORDINARY SHARES OF 28 1/3P EACH WITH VOTING RIGHTS. NO SHARES ARE HELD IN TREASURY.

THE ABOVE FIGURE OF 627,850,552 MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, LADBROKES PLC UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

LADBROKES PLC – VOTING RIGHTS AND SHARE CAPITAL

IN CONFORMITY WITH THE TRANSPARENCY DIRECTIVE'S TRANSITIONAL PROVISION 6, LADBROKES PLC ('THE COMPANY') NOTIFIES THE MARKET THAT, FOLLOWING THE ISSUE OF 104,833 ORDINARY SHARES OF 28 1/3P EACH ('SHARES') ON 29 DECEMBER 2006, THE COMPANY'S ISSUED SHARE CAPITAL NOW CONSISTS OF 627,808,842 ORDINARY SHARES OF 28 1/3P EACH WITH VOTING RIGHTS. NO SHARES ARE HELD IN TREASURY.

THE ABOVE FIGURE OF 627,808,842 MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, LADBROKES PLC UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

LADBROKES PLC – VOTING RIGHTS AND SHARE CAPITAL

IN CONFORMITY WITH THE TRANSPARENCY DIRECTIVE'S TRANSITIONAL PROVISION 6, LADBROKES PLC ('THE COMPANY') NOTIFIES THE MARKET THAT, AS AT 28 DECEMBER 2006, THE COMPANY'S ISSUED SHARE CAPITAL CONSISTS OF 627,704,009 ORDINARY SHARES OF 28 1/3P EACH WITH VOTING RIGHTS. NO SHARES ARE HELD IN TREASURY.

THE ABOVE FIGURE OF 627,704,009 MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, LADBROKES PLC UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

LADBROKES PLC – VOTING RIGHTS AND SHARE CAPITAL

IN CONFORMITY WITH THE TRANSPARENCY DIRECTIVE'S TRANSITIONAL PROVISION 6, LADBROKES PLC ('THE COMPANY') NOTIFIES THE MARKET THAT, FOLLOWING THE ISSUE OF 9,247 ORDINARY SHARES OF 28 1/3P EACH ('SHARES') ON 5 JANUARY 2007, THE COMPANY'S ISSUED SHARE CAPITAL NOW CONSISTS OF 627,867,917 ORDINARY SHARES OF 28 ⅓P EACH WITH VOTING RIGHTS. NO SHARES ARE HELD IN TREASURY.

THE ABOVE FIGURE OF 627,867,917 MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, LADBROKES PLC UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

END